Dreyfus Pennsylvania Intermediate Municipal Bond Fund
Statement of Investments
August 31, 2005 (Unaudited)

Long-Term Municipal Investments--98.1%	Principal Amount ($)	Value ($)
Pennsylvania:		
Albert Gallatin Area School District		
5.15%, 9/1/2014 (Insured; MBIA)	1,220,000	1,267,031
Bethlehem Authority, Water		
5%, 11/15/2015 (Insured; FSA)	2,000,000	2,214,340
Bucks County Water and Sewer Authority, Revenue		
(Neshaminy Interceptor)		
5.375%, 6/1/2013 (Insured; AMBAC)	1,090,000	1,207,001
Butler Area Sewer Authority, Sewer Revenue		
Zero Coupon, 1/1/2010 (Insured; FGIC)	600,000	517,674
Butler County:		
5.25%, 7/15/2013 (Insured; FGIC)	1,200,000 a	1,345,380
5.25%, 7/15/2013 (Insured; FGIC)	1,670,000 a	1,872,320
Cambria County 5.875%, 8/15/2008 (Insured; FGIC)	140,000	141,743
Clarion Municipal Authority, Revenue		
(Clarview Personal Care)		
5.75%, 6/15/2013 (Insured; FGIC)	445,000	446,055
Council Rock School District		
4.75%, 11/15/2017 (Insured; FGIC)	1,780,000	1,853,781
Delaware County 5.125%, 10/1/2017	1,000,000	1,067,380
Delaware River Port Authority		
(Port District Project)		
4.75%, 1/1/2012 (Insured; MBIA)	1,000,000	1,040,040
Harrisburg Authority, Office and Parking Revenue		
5.75%, 5/1/2008	1,200,000	1,250,388
Harrisburg Parking Authority, Parking Revenue		
5.75%, 5/15/2014 (Insured; FSA)	740,000	843,778
Harrisburg Redevelopment Authority		
Zero Coupon, 11/1/2016 (Insured; FSA)	2,000,000	1,247,760
Hempfield Area School District		
5%, 10/15/2015 (Insured; FGIC)	1,000,000	1,109,790
Kennett Consolidated School District		
5.25%, 2/15/2016 (Insured; FGIC)	1,000,000	1,109,100
McKeesport Area School District		
Zero Coupon, 10/1/2009 (Insured; FGIC)	1,070,000	934,452
Monroe County Hospital Authority, HR		
(Pocono Medical Center) 5.50%, 1/1/2012	1,095,000	1,192,159
Monroeville Municipal Authority, Sanitary		
Sewer Revenue		
5.25%, 12/1/2015 (Insured; MBIA)	1,035,000	1,146,894
Mount Lebanon School District		
5%, 2/15/2018	1,000,000	1,088,770
Neshaminy School District		
5%, 4/15/2016 (Insured; MBIA)	1,250,000	1,370,425
Norristown:		
Zero Coupon, 12/15/2011	1,465,000	1,165,788
Zero Coupon, 12/15/2013	735,000	534,676
5%, 9/1/2020 (Insured; FGIC)	1,125,000	1,223,325
North Allegheny School District		
5%, 5/1/2015 (Insured; FGIC)	1,625,000	1,785,859
Pennsylvania Finance Authority, Revenue (Penn Hills		
Project):		
5.25%, 12/1/2006 (Insured; FGIC)	940,000 a	967,410
5.25%, 12/1/2013 (Insured; FGIC)	1,105,000	1,135,664

Pennsylvania Higher Educational Facilities Authority			
Revenue:			
Health Services (University of Pennsylvania			
5.35%, 1/1/2006	2,995,000	a	3,050,018
State System for Higher Education			
5.25%, 12/15/2014 (Insured; AMBAC)	1,600,000		1,688,480
(UPMC Health System):			
6%, 1/15/2013	1,995,000		2,229,153
6%, 1/15/2014	1,580,000		1,767,246
Pennsylvania Industrial Development Authority, EDR			
7%, 1/1/2006 (Insured; AMBAC)	795,000		805,820
5.50%, 7/1/2014 (Insured; AMBAC)	2,350,000		2,635,877
Pennsylvania Infrastructure Investment Authority			
Revenue (Pennvest Loan Pool Program)			
6%, 9/1/2005 (Insured; MBIA)	155,000		155,000
Pennsylvania Intergovernmental Cooperative Authority			
Special Tax Revenue (Philadelphia Funding			
Program) 5.25%, 6/15/2016 (Insured; FGIC)	1,200,000		1,284,624
Pennsylvania Public School Building Authority, School Revenue			
(Daniel Boone School District Project			
5%, 4/1/2017 (Insured; MBIA)	1,005,000		1,083,440
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue			
5.25%, 12/1/2018 (Insured; AMBAC)	455,000		487,874
5.25%, 12/1/2018 (Insured; AMBAC)	545,000		577,209
Philadelphia			
5.70%, 11/15/2006 (Insured; FGIC)	370,000		378,240
5.25%, 2/15/2014 (Insured; XLCA)	2,000,000		2,203,080
Gas Works Revenue			
5.50%, 7/1/2015 (Insured; FSA)	1,550,000		1,688,663
Philadelphia Hospitals and Higher Education Facilities			
Authority, Revenue			
(Jefferson Health System)			
4.30%, 5/15/2006	500,000		504,575
5%, 5/15/2011	2,500,000		2,617,850
(Temple University Hospital) 6.50%, 11/15/2008	1,735,000		1,824,769
Philadelphia Municipal Authority, LR			
5.25%, 11/15/2011 (Insured; FSA)	2,000,000		2,192,780
5.25%, 11/15/2015 (Insured; FSA)	2,115,000		2,323,074
Sayre Health Care Facilities Authority, Revenue			
(Guthrie Health):			
6.25%, 12/1/2013	1,800,000		2,030,292
6.25%, 12/1/2014	1,000,000		1,122,810
State Public School Building Authority, School Revenue			
(York School District Project			
5%, 5/1/2018 (Insured; FSA)	545,000		594,551
Swarthmore Borough Authority, College Revenue			
(Swarthmore College) 5.25%, 9/15/2020	750,000		821,933
Trinity Area School District			
5.20%, 11/1/2012 (Insured; FSA)	1,235,000		1,310,014
Wayne County Hospital and Health Facilities			
Authority (Wayne Memorial Hospital Project			
5.25%, 7/1/2016 (Insured; MBIA)	2,135,000		2,339,896
West Mifflin Area School District, GO			
5%, 10/1/2012 (Insured; FSA)	710,000		773,027
West Mifflin Sanitary Sewer Municipal Authority			
Sewer Revenue			
4.90%, 8/1/2013 (Insured; MBIA)	880,000		919,222
Westmoreland County			
Zero Coupon, 12/1/2008 (Insured; FGIC)	1,590,000		1,430,777
Wilson Pennsylvania Area School District			
5.125%, 3/15/2016 (Insured; FGIC)	1,300,000		1,426,100
5%, 5/15/2016 (Insured; FSA)	1,135,000		1,241,043
York County Hospital Authority, Revenue (Lutheran			
Social Services Health Center) 6.25%, 4/1/2011	1,000,000		1,003,100
Yough School District			
Zero Coupon, 10/1/2007 (Insured; FGIC)	1,000,000		935,430
Total Long-Term Municipal Investments			
(cost $73,433,651)			**76,524,950**
Short-Term Municipal Investment--.8%			
Schuylkill County Industrial Development Authority			
RRR (Northeastern Power Co. Project)			
2.40% (LOC; Dexia Credit Locale)			
(cost $600,000)	600,000	b	**600,000**
Total Investments			
(cost $74,033,651)	**98.9%**		**77,124,950**
Cash and Receivables (Net)	**1.1%**		**852,421**
Net Assets	**100.0%**		**77,977,371**

Notes to Statement of Investments

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Security payable on demand. Variable interest rate--subject to periodic change.

c At August 31, 2005, 25.5% of the fund's net assets are insured by FGIC.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.